July 16, 2018
VIA EDGAR
Mr. Wilson K. Lee
Senior Accountant
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hospitality Properties Trust (the “Company”)
Form 10-K for the fiscal year ended December 31, 2017
Filed March 1, 2018
File No. 001-11527
Dear Mr. Lee:
The Company is writing in response to your letter dated July 3, 2018. For your convenience, your original comment appears below in bold text and is followed by the Company’s response.
Form 10-K for the fiscal year ended December 31, 2017
Exhibit 23.1

1.
We note that your 10-K is automatically incorporated by reference into a previously filed Form S-3 and Form S-8 and the consent filed within the current 10-K covers the prior year audit report versus the current year audit report. Please clarify and/or revise accordingly to file an auditor’s consent for the current year audit report.

Response: At the time the Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, the Company had received the auditor’s consent for the audit report covering such period. The consent filed with the Company’s Annual Report on Form 10-K contains a transcription error in that it references the prior year audit. The Company has filed concurrently with this response letter an amendment to its Annual Report on Form 10-K to correct this error and reference the current year audit.

Mr. Wilson Lee
July 16, 2018

Please call me at (617) 796-8327 if you have any questions or require additional information.
Sincerely,
HOSPITALITY PROPERTIES TRUST
By: /s/ Mark L. Kleifges
Mark L. Kleifges
Chief Financial Officer and Treasurer